[EMBRAER LOGO] [GRAPHIC OMITTED]


                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.



                                  MARKET NOTICE




In response to today's article on the Brazilian newspaper Valor Economico, Embraer states the following:

1. As a global player in the aerospace industry, we are continuously seeking opportunities in the capital markets to develop new programs and expand our business, with a view to strengthen our international competitive position. More recently, Embraer has been studying the possibility of adopting a new capital structure.

2. The viability of this project is still being analyzed and therefore, Embraer cannot confirm whether a proposal regarding the adoption of a new capital structure will be made to its shareholders. As a result, making an announcement regarding details of this project would be premature and could result in incomplete and inaccurate information.

3. We believe openness and transparency are essential in maintaining good relations with the investment community, from the largest institution to the retail investor, and our broader stakeholder group. Should Embraer decide to propose a new capital structure to its shareholders, Embraer will promptly disclose full details of the proposal to the investment community.



                     Sao Jose dos Campos, January 13, 2006.



                           Antonio Luiz Pizarro Manso
                   Executive Vice President Corporate and CFO